Exhibit (a)(5)(C)

Rovi Corporation Successfully Completes Tender Offer for Shares of Sonic Solutions With Over 89.3 Percent of Shares Tendered

SANTA CLARA, Calif., February 14, 2011 – Rovi Corporation (NASDAQ: ROVI) today announced the successful completion of its cash and stock tender offer for all of the outstanding shares of common stock of Sonic Solutions (NASDAQ: SNIC). The offer expired as scheduled at one minute following 11:59 p.m., Eastern time (midnight), on February 11, 2011. Rovi expects to cause the merger to be completed within a few days, with Sonic becoming a wholly-owned subsidiary of Rovi.

Based on preliminary information from the depositary for the tender offer, 45,790,080 shares, representing over 89.3 percent of the outstanding shares of common stock of Sonic Solutions as of the close of business on February 11, 2011, were validly tendered and not withdrawn prior to the expiration of the tender offer. All of such shares have been accepted for payment in accordance with the terms of the offer, including 6,429,921 of such shares that were tendered pursuant to the tender offer’s guaranteed delivery procedure.

As previously announced on December 22, 2010, Rovi and Sonic signed a definitive agreement for Rovi to acquire Sonic in a stock and cash transaction. Pursuant to the merger agreement, each share of common stock of Sonic not accepted for payment in the tender offer, other than those held by Rovi or Sonic or their respective subsidiaries, or holders who properly exercise dissenters’ rights, will be converted into the right to receive $7.70 per share in cash and 0.112 shares of Rovi Common Stock in the merger contemplated by the merger agreement. If necessary in order to accomplish the merger as a “short form” merger, Rovi intends to exercise the “top-up” option granted pursuant to the merger agreement, which permits Rovi or a subsidiary to purchase from Sonic, at a price per share equal to $14.00 per share (the same cash purchase price paid in the offer), a number of shares of Sonic common stock sufficient to result in Rovi or a subsidiary holding at least 90% of the outstanding shares immediately after the exercise of the “top-up” option.

Rovi will provide guidance on the impact of the Sonic acquisition on its 2011 results of operations during its fourth quarter and year end 2010 earnings conference call on February 15, 2011.

About Rovi Corporation

Rovi Corporation is focused on revolutionizing the digital entertainment landscape by delivering solutions that enable consumers to intuitively connect to new entertainment from many sources and locations. The company also provides extensive entertainment discovery solutions for television, movies, music and photos to its customers in the consumer electronics, cable and satellite, entertainment and online distribution markets. These solutions, complemented by industry leading entertainment data, create the connections between people and technology, and enable them to discover and manage entertainment in an enjoyable form.

Rovi holds over 4,700 issued or pending patents worldwide and is headquartered in Santa Clara, California, with numerous offices across the United States and around the world including Japan, Hong Kong, Luxembourg, and the United Kingdom. More information about Rovi can be found at http://www.rovicorp.com/.

For more information:

Rovi Corporation

Lauren Landfield

408 562-8400

Lauren.landfield@rovicorp.com

Linda Quach

408 562-8504

Linda.quach@rovicorp.com

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